Exhibit 99.1

To Our Shareholders and Employees:

On May 4, 2004, we reported net income in the quarter of $40.8 million, compared to net income of $39.3 million for the same period last year resulting in net income per share of $1.28 compared to $1.37 achieved in the same period last year.  Adjusted net income for the quarter was $40.5 million compared to $32.2 million in the same period last year.  Adjusted net income per share for the quarter was $1.26 as compared to $1.12 achieved in the same period last year, a 13% increase over the same period last year, which is the result of strong performance across all our businesses – Atlantis, Paradise Island, One&Only and the earnings contribution from Mohegan Sun.  In particular, the Paradise Island business is off to a great start in 2004 as we achieved EBITDA of $55.4 million, our highest-ever quarterly level of EBITDA, which is 17% above the same period last year.  Growth in Paradise Island EBITDA was fueled by strong results from Atlantis as RevPAR increased by 5%, driven by a slight increase in occupancy to 84% and an ADR of $298, our highest average daily room rate in a quarter for this property.  The Atlantis Casino also performed very well as a result of strong table volume.

Against the backdrop of this strong performance, we are very pleased to announce today that we have amended the terms of the 2003 Heads of Agreement with the Government of the Commonwealth of The Bahamas, which will permit us to increase the scope of the Phase III expansion project that was announced in May of last year.  The revised Heads of Agreement addresses several key areas of the proposed development, which include a proposed 25% increase in the number of rooms and suites, from 1,200 to 1,500; more than doubling our existing convention and meeting space, adding some 100,000 square feet of new facilities; and an increase in the size of the Marina Village to approximately 65,000 square feet.  In addition, the project will include a dramatic expansion of the water and marine-based entertainment attractions that will cater to day visitors (at a charge) in addition to the property’s hotel guests.  The revised Heads of Agreement with Government contemplates an investment in The Bahamas for Phase III of approximately $800 million (excluding further expansions to our current timeshare on Paradise Island, Harborside at Atlantis, which together with certain other expenditures will bring the total new investment in The Bahamas to approximately $1 billion).

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue in the quarter of $148.8 million and EBITDA of $53.4 million as compared to $138.7 million and $44.5 million, respectively, in the same period last year.  These record first quarter levels of net revenue and EBITDA were driven by strong trends in the hotel and the casino.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $251 as compared to $239 in the same period last year.  In the quarter, Atlantis achieved an average occupancy of 84% at a $298 average daily room rate (“ADR”), which compared to an average occupancy of 83% and ADR of $289 in the same period last year.  Business levels were strong throughout the quarter, as Atlantis experienced RevPAR growth in January, February and March of 2%, 7% and 5%, respectively, over the same months in the prior year.

In the Atlantis Casino, the largest casino in the Caribbean market, table drop increased by 24% from the same period last year.  Table win in the quarter also increased by 24% as table hold percentage was in line with the same period last year.  Results in the quarter benefited from both the Michael Jordan Celebrity Invitational golf tournament and overall stronger volumes.  Slot volume increased by 4% compared to the same period last year.

We and the Government of The Bahamas have agreed to amend the 2003 Heads of Agreement, which will increase the scope of the project as follows:

•                  In order to take advantage of the existing and anticipated demand for additional rooms, the number of new rooms has been increased from 1,200 to 1,500.  As previously announced, the new hotel will be situated at Pirate’s Cove adjacent to one of the best beach sites on Paradise Island;

•                  The Marina Village project has been increased to 65,000 square feet.  Marina Village will include four new restaurants and retail space around the Atlantis Marina that will be an attractive destination for all visitors to Nassau and Paradise Island.  We have received significant interest from prospective third party concessionaires for the proposed new retail space.  The additional restaurants will be owned by us and will include the return of Cafe Martinique, which is expected to become one of the premier restaurant experiences in the Caribbean.  New signature restaurants, to be operated with some of the finest chefs in the world, will further elevate Atlantis’s food and beverage offerings;

•                  The new convention and meeting space has been increased from a commitment of 50,000 square feet to approximately 100,000 square feet, including what is expected to be the largest ballroom in the Caribbean.  This phase of the expansion is expected to benefit from agreements that have been negotiated between The Bahamas and the United States that will permit companies in the United States to obtain a federal tax deduction for expenses incurred in connection with conventions in The Bahamas.  Based on these agreements, the new regulations are expected to go into effect in 2006;

•                  Given the success of the first phase of Harborside at Atlantis, a joint venture between us and an affiliate of Starwood Hotels & Resorts Worldwide, Inc., we plan to develop two additional phases that are expected to add approximately 320 additional timeshare units along the harbor.  The second phase of Harborside at Atlantis is expected to add approximately 116 two-bedroom suites.

As part of the revised Heads of Agreement and consistent with its commitments to the Bahamian public, the Government has agreed to the following revisions of certain incentives:

•                  The extension of the casino tax concessions that we presently enjoy will be further lengthened from eleven years to eighteen years from the completion of the expansion and is expected to be in effect until the end of 2024 (as opposed to 2017);

•                  The joint marketing contribution arrangement of $4 million per year from the Government will be extended from the end of 2007 through the end of 2010;

•                  An increase will be made in the number of work permits available to us.

We commenced construction of Phase III in August 2003 with the expansion to the One&Only Ocean Club.  This expansion, which includes three new luxury villas and additional amenities to the facility, is nearly complete and is expected to be in operation by this summer – approximately three months ahead of schedule.

We expect to commence development of Marina Village and the expansion of Harborside at Atlantis in the second quarter of 2004.  Marina Village is expected to be completed by the fourth quarter of 2005.  The first phase of Harborside at Atlantis, our current time share, is currently approximately 97% sold.  Accordingly, we have commenced to pre-sell the second phase of Harborside of Atlantis, which is expected to be completed by the end of 2005.  Construction of a future third phase of Harborside at Atlantis will commence once the second phase has been 75% sold.

Additional elements of Phase III include a significant expansion to Atlantis’s existing water-themed attractions, including a new dolphin encounter attraction and an 18-hole golf course on nearby Athol Island, which lies just east of Paradise Island.  These additions are expected to allow us to extend our business model towards day visitors who travel to Nassau and Paradise Island.  Architectural and development planning for these projects has progressed and we expect to commence construction late this year.  The completion date for Phase III is expected to be Christmas 2006 (exclusive of the third phase of Harborside at Atlantis). Our determination to proceed with the full scope of Phase III is subject to financing and certain other conditions.

Gaming

Connecticut

In the quarter, results in our Gaming segment were derived from Mohegan Sun, which reported record first quarter slot revenue of $200.9 million, an increase of 11% compared to the same period last year.  Slot win per unit per day was $353 for the quarter, a 9% increase compared to the same period last year.  In the quarter, Mohegan Sun captured a 51% share of the growing Connecticut slots market, which reported growth of 2% over the same period last year.

Trading Cove Associates (“TCA”), an entity 50%-owned by us, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the Mohegan Sun.  We recorded equity earnings from TCA of $8.7 million in the quarter as compared to the $8.3 million earned in the same period last year.

United Kingdom

In the quarter, we announced that we have been granted a Certificate of Consent from the Gaming Board for Great Britain, which will enable us to apply for the transfer of the London Clubs International license in Northampton into our name, and proceed with our plans for a casino in Northampton.  We expect to develop and operate a 30,000 square foot facility in Northampton, which is approximately 75 miles northwest of London.  The development cost is projected at approximately $15 million and the casino facility is expected to open in 2005.  The construction of this facility, which is subject to various regulatory approvals, is not expected to commence until the second half of 2004.

In the quarter, we announced that we participated in the formation of BLB Investors, L.L.C. (“BLB”), a joint venture with an affiliate of Starwood Capital Group, L.L.C. (“Starwood”) and an affiliate of Waterford Group, L.L.C. (“Waterford”) for the purpose of acquiring Wembley plc (“Wembley”), a London Stock Exchange-listed company that owns gaming and racetrack operations in the United States and race tracks in the United Kingdom.  Wembley’s United States operations include its flagship property, Lincoln Park in Rhode Island, a greyhound racetrack with 2,273 video lottery terminals.  Our current ownership interest in BLB is 37.5%, Starwood’s is 37.5%, and Waterford’s is 25%.  BLB has acquired 7,732,500 Wembley shares (representing approximately 22.2% of Wembley’s issued share capital) at a price of 800 pence per share.

On March 30, 2004, BLB announced a cash tender offer of 800 pence for each Wembley share and subsequently increased its offer on April 20, 2004 to 860 pence.  This offer values Wembley at $546 million at current exchange rates and in the absence of a higher offer, is expected to be recommended by the Wembley board.

One&Only Resorts

In our One&Only segment, we reported net revenue of $30.5 million and EBITDA of $8.5 million in the quarter compared to $16.1 million and $6.5 million, respectively, in the same period last year.  The first quarter results reflect growth across all One&Only properties compared to the prior year.  Results in the quarter include $9.5 million and $0.9 million of net revenue and EBITDA, respectively, from the One&Only Palmilla, whose results have been consolidated pursuant to FIN 46R.

The One&Only Ocean Club continued to show impressive growth.  The resort achieved an average occupancy of 82% and an ADR of $906 in the quarter compared to an average occupancy of 78% and an ADR of $881, and posted its eighth consecutive quarter of record RevPAR, in each case compared to the prior year quarter.  Future results are expected to benefit from the completion of an expansion that includes three new luxury villas, which are expected to be in operation by the summer of this year.

In the quarter, the One&Only Palmilla was officially re-launched during the first week of February with a star-studded private event to celebrate John Travolta’s 50th birthday, which generated worldwide public relations exposure for the resort.  The following week, which included the U.S. President’s Day holiday, marked the first full week of operations for the resort.  The resort had a limited opening for selected guests for the New Year and had accepted some guests over the course of January in order to prepare for the official opening of the resort in February.  In the quarter, our share of grand reopening expenses from the One&Only Palmilla, which includes advertising and public relations expenses, was approximately $1.4 million.

We earned management and development fees of $4.1 million in the quarter as compared to $2.7 million in the same period last year.  Results improved compared to the prior year in Mauritius, the Maldives and Dubai.  In particular, business levels in the Maldives and Dubai were outstanding.

In the quarter, direct expenses associated with One&Only Resorts increased by $0.3 million as compared to the same period last year.  The increase is primarily attributable to increased personnel added in the third quarter of 2003.

Liquidity

At the end of the quarter, we held $61.6 million in cash and cash equivalents, including $1.4 million in restricted cash.  Total interest-bearing debt at the end of the quarter was $488.1 million, comprised primarily of $400.0 million of 8 7/8% Senior Subordinated Notes due 2011, of which $175.0 million has been swapped from fixed to variable rates.  These amounts include cash and cash equivalents of $4.6 million and total debt of $87.0 million associated with the One&Only Palmilla, whose financial statements have been consolidated pursuant to FIN 46R.  Interest expense in the quarter also includes $1.4 million related to the One&Only Palmilla.

We closed the quarter with an undrawn Revolving Credit Facility and have commitments of approximately $254 million available under this credit facility, which is net of an approximate $46 million guaranty in respect of the redevelopment of the One&Only Palmilla.  We have had preliminary discussions with various banks to enter into a revised amended Revolving Credit Facility that would provide financing for, among other things, the increased scope of the Phase III expansion.  We expect to enter into an amended Revolving Credit Facility by the third quarter of this year.

Under our current Revolving Credit Facility, the incremental debt and interest expense associated with the consolidation of the 50%-owned One&Only Palmilla (in accordance with FIN 46R) is not included in the determination of credit statistics used to measure compliance with our debt covenants pursuant to this agreement.

In the quarter, we incurred $25.4 million in capital expenditures, comprised mainly of Paradise Island-related expenditures and $8.0 million from the One&Only Palmilla, whose amounts have been consolidated pursuant to FIN 46R.  In the second quarter of 2004, we anticipate we will spend between $30 million and $35 million in capital expenditures, mainly on Paradise Island.

In the quarter, we invested approximately $12.8 million to BLB for its acquisition of Wembley shares and rights to additional Wembley shares that together represent a 22.2% equity interest in Wembley by BLB.  In the second quarter, we advanced approximately $30.1 million to BLB-related entities, which was used in part by BLB to complete the acquisition of its 22.2% equity interest in Wembley, and also to increase our investment in BLB from 25% to 37.5%.

In the quarter, we advanced $3.0 million in the form of mezzanine financing related to the development of a One&Only luxury resort in the Maldives.

As of March 31, 2004, shareholders’ equity was $886.1 million and we had 30.6 million Ordinary Shares outstanding.

In April 2004, we issued $230 million of 2.375% Convertible Senior Subordinated Notes due 2024.

Income Taxes

In the quarter, we recognized income tax expense of $0.2 million, which represents the excess of federal, state and foreign income tax expense net of the release of a portion of the valuation allowance on deferred tax assets.  In the quarter, we paid cash taxes of approximately $1.8 million, which represents payments due mainly for Connecticut state income taxes and includes $0.6 million of taxes payable that were accrued in 2003.

Other Matters

In the quarter, we adopted Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”), which requires variable interest entities to be consolidated if certain criteria are met.  Under FIN 46R, we determined that the One&Only Palmilla, a previously unconsolidated 50%-owned equity method investment, should be consolidated.  The implementation of FIN 46R resulted in an increase in revenue and expenses in 2004.  However, it had no impact on consolidated net income or net income per share.

/s/ Sol Kerzner	/s/ Butch Kerzner
Sol Kerzner	Butch Kerzner
Chairman of the Board	Chief Executive Officer
May 4, 2004	May 4, 2004
Paradise Island, The Bahamas	Paradise Island, The Bahamas

Forward-Looking Statements

This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve risks and uncertainties which are described in our public filings with the U.S. Securities and Exchange Commission.

Kerzner International Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	March 31, 2004	December 31, 2003
	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$60,204	$60,232
Restricted cash	1,445	1,445
Trade receivables, net	44,747	38,397
Due from affiliates	13,673	13,949
Inventories	12,808	10,418
Prepaid expenses and other assets	19,904	15,360
Total current assets	152,781	139,801

Property and equipment, net	1,330,769	1,154,004
Due from affiliates - non-current	38,188	34,842
Deferred tax asset, net	11,342	10,473
Deferred charges and other assets, net	41,039	33,656
Investments in associated companies	61,374	83,152
Total assets	$1,635,493	$1,455,928

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt	$3,284	$304
Accounts payable and accrued liabilities	171,997	172,233
Capital creditors	16,463	4,639
Total current liabilities	191,744	177,176

Deferred revenue - non-current	17,713	14,652
Other long-term liabilities	5,531	7,290
Long-term debt, net of current maturities	502,527	417,220
Total liabilities	717,515	616,338

Minority Interest	31,859	—

Shareholders’ equity	886,119	839,590
Total liabilities and shareholders’ equity	$1,635,493	$1,455,928

Kerzner International Limited

Condensed Consolidated Statements of Operations

(Amounts in thousands, except share data)

	For the Three Months Ended March 31,
	2004	2003
	(Unaudited)
Revenues:
Casino and resort revenues	$169,266	$144,602
Less: promotional allowances	(7,411)	(6,814)
Net casino and resort revenues	161,855	137,788
Tour operations	12,758	11,058
Management and other fees	4,727	3,089
Insurance recovery	—	2,819
Other	1,085	1,140
	180,425	155,894
Expenses:
Casino and resort expenses	79,061	69,434
Tour operations	10,941	9,604
Selling, general and administrative	30,954	24,774
Corporate expenses	8,757	6,596
Depreciation and amortization	14,956	13,628
Grand reopening expenses	2,862	—
Gain on replacement of damaged assets	—	(2,514)
	147,531	121,522
Relinquishment fees - equity earnings in TCA (1)	8,722	8,281

Income from operations	41,616	42,653

Other income and expenses:
Interest income	611	936
Interest expense, net of capitalization	(8,164)	(7,509)
Equity in earnings of associated companies, net	4,700	1,832
Other, net	89	(21)
	(2,764)	(4,762)

Income from continuing operations before income taxes and minority interest	38,852	37,891
Provision for income taxes	(186)	(466)
Minority interest	2,152	(375)

Income from continuing operations	40,818	37,050
Income from discontinued operations, net of income tax effect	—	2,239

Net income	$40,818	$39,289
Diluted net income per share:
Income from continuing operations	$1.28	$1.29
Income from discontinued operations, net of income tax effect	—	0.08
	$1.28	$1.37

Weighted average number of shares outstanding - diluted	32,001	28,657

(1)          Relinquishment fees - equity earnings in TCA have been restated by $0.2 million for the quarter ended March 31, 2003, in connection with the restatement of Trading Cove Associates’ financial statements, as described in our Form 20-F.

Kerzner International Limited

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Three Months Ended March 31,
	2004	2003
	(Unaudited)
Cash flows from operating activities:
Net income	$40,818	$39,289
Depreciation and amortization	14,956	13,628
Amortization of debt issuance costs and premiums	599	305
Recognition of deferred compensation expense	339	—
(Gain) loss on disposition of fixed assets	(55)	121
Equity in earnings of associated companies, net of dividends received	(364)	(2,039)
Minority interest	(2,041)	—
Provision for doubtful receivables	300	285
Deferred income tax (benefit) provision	(2,960)	1,867
Net change in working capital accounts	(12,861)	(15,507)
Net change in other balance sheet accounts:
Deferred charges	(1,568)	179
Deferred revenue	3,061	(830)
Long-term liabilities	(588)	947
Gain on insurance proceeds received for replaced assets	—	(2,514)
Income from discontinued operations, net of income tax effect	—	(2,239)
Other	(350)	—
Net cash provided by operating activities	39,286	33,492

Cash flows from investing activities:
Payments for property and equipment	(25,382)	(7,703)
Acquisition of equity interest in BLB	(12,836)	—
Advances to affiliates, net	(4,311)	(203)
Cash resulting from the initial consolidation of Palmilla JV, LLC	7,047	—
Acquisition of assets from Club Mediterranee (Bahamas) Limited	(6,251)	—
Acquisition of tour operator, net of cash acquired	—	1,384
Deferred contract acquisition costs	(1,852)	(351)
Net proceeds from sale of fixed assets	85	169
Repayment of notes receivable	—	40
Sale of debt and equity interest in the One&Only Kanuhura	—	1,464
Insurance proceeds for replaced assets	—	6,852
Net cash (used in) provided by investing activities	(43,500)	1,652

Cash flows from financing activities:
Borrowings	5,000	—
Repayment of borrowings	(5,082)	(25,084)
Proceeds from exercise of stock options	4,474	30
Debt issuance and modification costs	(206)	(88)
Net cash provided by (used in) financing activities	4,186	(25,142)

Net increase in cash and cash equivalents	(28)	10,002
Cash and cash equivalents beginning of period	60,232	34,012
Cash and cash equivalents at end of period	$60,204	$44,014

Kerzner International Limited

Reconciliation of Adjusted Net Income to GAAP Net Income

(Amounts in thousands)

(Unaudited)

	For the Three Months Ended March 31,
	2004		2003
	$	EPS	$	EPS
Adjusted net income (1)	$40,473	$1.26	$32,171	$1.12
Insurance recovery (2)	—	—	2,819	0.10
Gain on replacement of damaged assets (2)	—	—	2,514	0.09
Income from discontinued operations, net of income tax effect (3)	—	—	2,239	0.08
Share of income (loss) from remediation costs at Harborside (4)	1,776	0.06	(454)	(0.02)
Share of grand reopening expenses from the One&Only Palmilla (5)	(1,431)	(0.04)	—	—
Net Income (6)	$40,818	$1.28	$39,289	$1.37

(1)   Adjusted net income is defined as net income before insurance recovery, gain on replacement of damaged assets, income from discontinued operations, net of income tax effect, share of income (loss) from remediation costs at Harborside and share of the One&Only Palmilla grand reopening expenses.  Adjusted net income is presented to assist investors in analyzing our performance.  Management considers adjusted net income to be a useful basis for (i) the valuation of companies; (ii) assessing current results; (iii) basing expectations of future results.  This information should not be considered as an alternative to net income from continuing operations computed in accordance with generally accepted accounting principles in the United States (“U. S. GAAP”), nor should it be considered as an indicator of our overall financial performance.  Adjusted net income, though generally used throughout our industry, is limited by the fact that companies may not necessarily compute it in the same manner thereby making this measure less useful than net income from continuing operations calculated in accordance with U. S. GAAP.

(2)          Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim.  Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(3)          We discontinued the operations of our online gaming subsidiary, Kerzner Interactive, in the first quarter of 2003.

(4)          We recorded income (loss) for our share of remediation costs related to Harborside at Atlantis (“Harborside”), our 50%-owned time share property at Atlantis, Paradise Island, arising primarily from damage incurred from Hurricane Michelle in November 2001.  In the first quarter of 2004, we recorded our share of an insurance recovery realized by Harborside related to a partial settlement of the Harborside remediation claim, which is recorded net of remediation costs incurred.

(5)          In April 2003, the One&Only Palmilla was temporarily closed in order to commence an approximate $102.0 million expansion project.  The One&Only Palmilla hosted its grand reopening in February 2004.  We recorded our share of grand reopening expenses.

(6)          Net income has been restated by $0.2 million for the quarter ended March 31, 2003, in connection with the restatement of Trading Cove Associates’ financial statements, as described in our Form 20-F.

Kerzner International Limited

Reconciliation of EBITDA to GAAP Net Income

(Amounts in thousands)

(Unaudited)

	For the Three Months Ended March 31,
	2004	2003
	(Unaudited)
EBITDA (1)	$62,358	$53,234
Insurance recovery	—	2,819
Depreciation and amortization	(14,956)	(13,628)
Grand reopening expenses	(2,862)	—
Gain on replacement of damaged assets	—	2,514
Other expense, net	(2,764)	(4,762)
Equity in earnings of associated companies, net	(4,700)	(1,832)
Share of income (loss) from remediation costs at Harborside	1,776	(454)
Provision for income taxes	(186)	(466)
Minority interest	2,152	(375)
Income from discontinued operations, net of income tax effect	—	2,239

Net Income	$40,818	$39,289

(1)   EBITDA is defined as net income from operations before insurance recovery and depreciation and amortization, grand reopening expenses, gain on replacement of damaged assets, other expense, net (excluding equity in earnings of associated companies, net before share of income (loss) from remediation costs at Harborside), provision for income taxes, minority interest and income from discontinued operations, net of income tax effect.  Although EBITDA is not a measure of performance under U. S. GAAP, the information should not be considered as an alternative to any measure of performance as promulgated under U. S. GAAP, nor should it be considered as an indicator of our overall financial performance.  Our method of calculating EBITDA may be different from the calculation used by other companies and therefore, comparability may be limited.